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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ______)*

Venture Lending & Leasing V, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
None
(CUSIP Number)
February 21, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	NONE

1	NAMES OF REPORTING PERSONS: Siguler Guff Advisers, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		12,963 (See Item 4).

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		12,963 (See Item 4).

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,963 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

12,963% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	NONE

1	NAMES OF REPORTING PERSONS: Siguler Guff Capital Partners (VLLI 5), LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		9,259 (See Item 4).

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,259 (See Item 4).

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

9,259 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

9,259% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

Item 1.
(a)	Name of Issuer Venture Lending & Leasing V, Inc.

(b)	Address of Issuer’s Principal Executive Offices

2010 North First Street, Suite 310, San Jose, California 95131

Item 2.

(a)	Name of Person Filing

This Schedule 13G is filed by Siguler Guff Advisers, LLC (“Siguler Guff Advisers”) and Siguler Guff Capital Partners (VLLI 5), LLC (“Siguler Guff Partners”). Each of Siguler Guff Advisers and Siguler Guff Partners is referred to herein as a “Reporting Person” and collectively, as the “Reporting Persons.”

(b)	Address of Principal Business Office or, if none, Residence

The principal business address of each Reporting Person is 825 Third Avenue, 29th Floor, New York, NY 10022.

(c)	Citizenship

Each Reporting Person is a Delaware limited liability company.

(d)	Title of Class of Securities

Common stock, $0.001 par value per share.

(e)	CUSIP Number Not applicable.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4. Ownership

Siguler Guff Partners own 9.259% of the outstanding membership interests of Venture Lending & Leasing V, LLC (the “Company”), which owns all of the outstanding shares of Common Stock of the Issuer (100,000 shares of Common Stock). The members of the Company have pass through voting rights with respect to any action proposed at a meeting of the shareholders of the Issuer or submitted for consent of the shareholders of the Issuer. As a result, Siguler Guff Partners may be deemed to beneficially own 9,259 (or 9.259%) of the outstanding shares of Common Stock of the Issuer). Siguler Guff Partners disclaims beneficial ownership of such shares except to the extent of its ownership of membership interests in the Company.
Siguler Guff Advisers may be deemed to beneficially own, in the aggregate, 12.963% of the membership interests in the Company (9.259% of which are owned by Siguler Guff Partners and 3.704% of which are owned by Siguler Guff Capital Partners Netherlands Master Fund, LP (“Siguler Guff Netherlands”)). Siguler Guff Advisers may be deemed to beneficially own the 9.259% membership interest owned by Siguler Guff Partners by virtue of its position as the manager of Siguler Guff Partners. Siguler Guff Advisers may be deemed to beneficially own the 3.704% membership interest owned by Siguler Guff Netherlands by virtue of its position as the general partner of Siguler Guff Netherlands. As a result, Siguler Guff Advisers may be deemed to beneficially own, in the aggregate, 12,963 (or 12.963%) of the outstanding shares of the Common Stock of the Issuer. Siguler Guff Advisers disclaims beneficial ownership of such shares except to the extent of its interest in Siguler Guff Partners and Siguler Guff Netherlands.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10. Certification
                           By signing below each reporting person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
[Signature page follows.]

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: June 4, 2007

SIGULER GUFF ADVISERS, LLC
By:	/s/ Donald P. Spencer
	Name:	Donald P. Spencer
	Title:	Managing Director

SIGULER GUFF CAPITAL PARTNERS (VLLI 5), LLC
By:	/s/ Donald P. Spencer
	Name:	Donald P. Spencer
	Title:	Managing Director of Managing Member

Exhibit Index

1.	Joint Filing Agreement.

24.1	Power of Attorney of Siguler Guff Advisers, LLC, dated June 4, 2007.

24.2	Power of Attorney of Siguler Guff Capital Partners (VLLI 5), LLC, dated June 4, 2007.

EXHIBIT 1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13G, dated June 4, 2007 (including amendments thereto) with respect to the common shares of Venture Lending & Leasing V, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Schedule 13G.
     Dated: June 4, 2007

SIGULER GUFF ADVISERS, LLC
By:	/s/ Donald P. Spencer
	Name:	Donald P. Spencer
	Title:	Managing Director

SIGULER GUFF CAPITAL PARTNERS (VLLI 5), LLC
By:	/s/ Donald P. Spencer
	Name:	Donald P. Spencer
	Title:	Managing Director of Managing Member

Exhibit 24.1
POWER OF ATTORNEY
          KNOW ALL MEN BY THESE PRESENTS that the undersigned hereby constitutes and appoints Brian R. Best, Martin D. Eng and Bruce Levin, and each of them, any of whom may act without joinder of the others, its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for it and in its name, place, and stead, in any and all capacities, to sign and file one or more of Schedules 13G, and amendments thereto, reporting on the undersigned’s beneficial ownership of securities of Venture Lending & Leasing V, Inc. (“Fund V”), pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as it might or could do, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.
          This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13G with respect to the undersigned’s holdings of and transactions in securities issued by Fund V, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

Dated: June 4, 2007	SIGULER GUFF ADVISERS, LLC

	By:	/s/ Donald P. Spencer
Name: Donald P. Spencer
Title: Managing Director

Exhibit 24.2
POWER OF ATTORNEY
          KNOW ALL MEN BY THESE PRESENTS that the undersigned hereby constitutes and appoints Brian R. Best, Martin D. Eng and Bruce Levin, and each of them, any of whom may act without joinder of the others, its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for it and in its name, place, and stead, in any and all capacities, to sign and file one or more of Schedules 13G, and amendments thereto, reporting on the undersigned’s beneficial ownership of securities of Venture Lending & Leasing V, Inc. (“Fund V”), pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as it might or could do, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.
          This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13G with respect to the undersigned’s holdings of and transactions in securities issued by Fund V, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

Dated: June 4, 2007	SIGULER GUFF CAPITAL PARTNERS (VLLI 5), LLC

	By:	/s/ Donald P. Spencer
Name: Donald P. Spencer
Title: Managing Director of Managing Member